UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                                (Amendment No. )*


                           SOLOMON TECHNOLOGIES, INC.
                           --------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    8342GW101
                                    ---------
                                 (CUSIP Number)


                                 August 27, 2007
                                 ---------------
             (Date of Event Which Requires Filing of this Statement)


 Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:
                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 9 Pages

CUSIP No. 83426W101
--------------------------------------------------------------------------------
1.   Names of Reporting Persons

                         Jezebel Management Corporation

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (A)
     (B)

--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

                                     Florida

--------------------------------------------------------------------------------
                        |5.   Sole Voting Power
                        |
                        |                       0
                        |
                        |-------------------------------------------------------
     Number of          |6.   Shared Voting Power
      Shares            |
    Beneficially        |                  4,317,008
      Owned by          |
        Each            |-------------------------------------------------------
     Reporting          |7.   Sole Dispositive Power
    Person with         |
                        |                       0
                        |
                        |-------------------------------------------------------
                        |8.   Shared Dispositive Power
                        |
                        |                  4,317,008
                        |
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by each Reporting Person

                                    4,317,008

--------------------------------------------------------------------------------
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

                                      8.5%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

                                       CO

--------------------------------------------------------------------------------



                                Page 2 of 9 Pages

CUSIP No. 83426W101
--------------------------------------------------------------------------------
1.   Names of Reporting Persons

                            JMC Venture Partners LLC

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (A)
     (B)

--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

                                    Delaware

--------------------------------------------------------------------------------
                        |5.   Sole Voting Power
                        |
                        |                       0
                        |
                        |-------------------------------------------------------
     Number of          |6.   Shared Voting Power
      Shares            |
    Beneficially        |                  1,651,466
      Owned by          |
        Each            |-------------------------------------------------------
     Reporting          |7.   Sole Dispositive Power
    Person with         |
                        |                       0
                        |
                        |-------------------------------------------------------
                        |8.   Shared Dispositive Power
                        |
                        |                  1,651,466
                        |
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by each Reporting Person

                                    1,651,466

--------------------------------------------------------------------------------
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

                                      3.4%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

                                       CO

--------------------------------------------------------------------------------



                                Page 3 of 9 Pages

CUSIP No. 83426W101
--------------------------------------------------------------------------------
1.   Names of Reporting Persons

                                Michael D'Amelio

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (A)
     (B)

--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

                                  United States

--------------------------------------------------------------------------------
                        |5.   Sole Voting Power
                        |
                        |                    447,845
                        |
                        |-------------------------------------------------------
     Number of          |6.   Shared Voting Power
      Shares            |
    Beneficially        |                  5,968,474
      Owned by          |
        Each            |-------------------------------------------------------
     Reporting          |7.   Sole Dispositive Power
    Person with         |
                        |                    447,845
                        |
                        |-------------------------------------------------------
                        |8.   Shared Dispositive Power
                        |
                        |                  5,968,474
                        |
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by each Reporting Person

                                    6,416,319

--------------------------------------------------------------------------------
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

                                      12.7%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

                                       IN

--------------------------------------------------------------------------------



                                Page 4 of 9 Pages

This  Statement on Schedule 13G (this  "Schedule  13G") amends the  Statement on
Schedule 13D dated April 4, 2004, as amended on October 9, 2006 (the "Schedule 13D"), filed by Jezebel Management Corporation, a corporation formed under laws of Florida ("Jezebel"), Michael D'Amelio ("D'Amelio"), and JMC Venture Partners LLC, a private equity fund and a limited liability company formed under the laws of Delaware ("JMC"). All capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

--------------------------------------------------------------------------------
Item 1(a). Name of Issuer:

                           Solomon Technologies, Inc.

--------------------------------------------------------------------------------
Item 1(b). Address of Issuer's Principal Executive Offices:

                          1224 Mill Street, Building B
                              East Berlin, CT 06023

--------------------------------------------------------------------------------
Item 2(a). Name of Person Filing:

                         Jezebel Management Corporation
                            JMC Venture Partners LLC
                                Michael D'Amelio

--------------------------------------------------------------------------------
Item 2(b). Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Jezebel is 2 Oliver Street, Suite 203, Boston, MA 02109.

The address of the principal business office of JMC is 2 Oliver Street, 2nd Floor, Boston, MA 02109.

The address of the principal business office of D'Amelio is 2 Oliver Street, Suite 203, Boston, MA 02109.

--------------------------------------------------------------------------------
Item 2(c). Citizenship:

Jezebel is a corporation organized under the laws of Florida.

JMC is a limited liability company organized under the laws of Delaware.

D'Amelio is a citizen of the United States.

--------------------------------------------------------------------------------
Item 2(d). Title of Class of Securities:

                     Common Stock, par value $.001 per share

--------------------------------------------------------------------------------
Item 3.  If this statement is filed pursuant to  240.13d-1(b) or 240.13d-2(b) or
         (c), check whether the person filing is a:

     (a)  [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

     (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).


                                Page 5 of 9 Pages

     (e)  [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

--------------------------------------------------------------------------------
Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          As of the date of this filing, Jezebel beneficially owns an aggregate of 4,317,008 shares of Common Stock, including 2,340,375 shares issuable upon conversion of $695,400 in aggregate principal amount of senior secured notes held by Jezebel and $123,731.53 of accrued interest thereon as of September 30, 2007.

          As of the date of this filing, JMC beneficially owns an aggregate of 1,651,466 shares of Common Stock.

          As of the date of this filing, D'Amelio beneficially owns an aggregate of 6,416,319 shares of Common Stock, including 1,651,466 shares owned by JMC, an aggregate of 4,317,008 shares beneficially owned by Jezebel, and 25,000 shares issuable upon exercise of options granted to D'Amelio. D'Amelio is a partner in JMC and owns 100% of Jezebel.

     (b)  Percent of class:

          Based on 48,209,706 issued and outstanding shares of Common Stock, as reported in the Issuer's registration statement on Form SB-2, SEC File No. 333-146424, filed on October 1, 2007:
                Jezebel:  8.5%
                JMC:  3.4%
                D'Amelio: 12.7%

     (c)  Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote:
              Jezebel: 0
              JMC:  0
              D'Amelio:  447,845

          (ii) Shared power to vote or to direct the vote:
               Jezebel: 4,317,008
               JMC:  1,651,466
               D'Amelio:  6,416,319

          (iii) Sole power to dispose or to direct the disposition of:
                Jezebel: 0
                JMC:  0


                                Page 6 of 9 Pages

                D'Amelio:  447,845

          (iv) Shared power to dispose or to direct the disposition of:
               Jezebel: 4,317,008
               JMC:  1,651,466
               D'Amelio:  6,416,319

--------------------------------------------------------------------------------
Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

--------------------------------------------------------------------------------
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

JMC is a partnership consisting of two partners, of which Michael D'Amelio is one. The other partner has shared power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock held by JMC.

--------------------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the parent Holding Company or Control Person.

                                 Not applicable.

--------------------------------------------------------------------------------
Item 8.  Identification and Classification of Members of the Group.

                                 Not applicable.

--------------------------------------------------------------------------------
Item 9.       Notice of Dissolution of Group.

                                 Not applicable.

--------------------------------------------------------------------------------
Item 10. Certifications.

     (a)  Not applicable

     (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

     "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."


                                Page 7 of 9 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        October 24, 2007
                                        (Date)

                                        JEZEBEL MANAGEMENT CORPORATION

                                        By: /s/ Michael D'Amelio
                                            --------------------
                                            Name: Michael D'Amelio
                                            Title:   President


                                        JMC VENTURE PARTNERS LLC

                                        By: /s/ Lawrence Bero
                                            ------------------
                                            Name: Lawrence Bero
                                            Title:   Treasurer

                                        MICHAEL D'AMELIO

                                        /s/Michael D'Amelio
                                        -------------------

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


                               Page 8 of 9 Pages